Ratio of earnings to fixed charges

The following table sets forth the Bank’s ratio of earnings to fixed charges:

Ratio of earnings to fixed charges

in	6M07	2006	2005	2004		2003		2002

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	9,197	12,801	6,286	6,373		4,020		(2,109)

Income from investments in associates	(68)	(114)	(271)	(130)		(18)		(77)

Pre-tax earnings from continuing operations	9,129	12,687	6,015	6,243		4,002		(2,186)

Fixed charges:

Interest expense	26,917	43,423	28,822	18,363		15,897		20,370

Interest portion of rentals[1]	271	560	528	526		530		623

Total fixed charges	27,188	43,983	29,350	18,889		16,427		20,993

Pre-tax earnings before fixed charges	36,317	56,670	35,365	25,132		20,429		18,807

Minority interests	2,391	3,620	2,064	1,113		101		120

Earnings before fixed charges and provision for income taxes	33,926	53,050	33,301	24,019		20,328		18,687

Ratio of earnings to fixed charges[2]	1.25	1.21	1.13	1.27	[3]	1.24	[3]	0.89	[3]

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 2,306 million as of December 31, 2002. 3 Based on the combined statements of income of Credit Suisse, which represent the combined statements of income of the former Credit Suisse First Boston and Credit Suisse, which were merged in May 2005, with Credit Suisse First Boston as the surviving entity (the name of which was changed to Credit Suisse). Due to this merger, 2002 figures are unaudited.